EXHIBIT 99.6

NOTICE OF CHANGE OF AUDITOR

CONSOLIDATED MERCANTILE INCORPORATED
(the “Corporation”)

Pursuant to National Instrument 51-102

The Corporation gives notice that, effective November 17, 2008, Kraft Berger LLP, Chartered Accountants resigned at its own request as the Corporation’s auditor and BDO Dunwoody LLP, Chartered Accountants were appointed as the Corporation’s successor auditor, subject to compliance with all applicable regulatory requirements.

The resignation of the former auditor and the recommendation to appoint the successor auditor have been considered by the Corporation’s Audit Committee and approved by the Corporation’s Board of Directors.

There were no reservations in the former auditor’s report for the audit of the Corporation’s fiscal year ended December 31, 2007, or any period subsequent to the most recently completed period for which an audit report was issued.

There were no reportable events between the Corporation and Kraft Berger LLP, Chartered Accountants.

Attached hereto as Schedules “A” and “B” are copies of the letters from the former and successor auditors, respectively.

Dated: November 17, 2008.

“Signed”

Fred A. Litwin
Chief Executive Officer

Schedule A

November 17, 2008

Ontario Securities Commission Suite 1903-20 Queen Street West Toronto, Ontario M5H 3S8	Autorite des Marches Financiers 800, Square Victoria, 22e etage C.P. 246, Tour de la Bourse Montreal, Quebec H4Z 1G3

Dear Sirs/Mesdames:

Re:	Consolidated Mercantile Incorporated (the “Corporation”)
Notice Pursuant to NI 51-102 of Change of Auditor

In accordance with Section 4.11 of National Instrument 51-102, we have read the Corporation’s Change of Auditor Notice dated November 17, 2008 and agree with the statements contained therein.

Should you require clarification or further information, please do not hesitate to contact the undersigned.

Yours truly,

KRAFT BERGER LLP

Schedule B

BDO Dunwoody LLP
Chartered Accountants
And Advisors
Royal Bank Plaza
P.O. Box 32
Toronto  Ontario  Canada  M5J 2J8
Telephone: (416) 865-0200
Telefax: (416) 865-0887

www.bdo.ca

November 17, 2008

Ontario Securities Commission                                                                              Autorite des Marches Financiers
Suite 1903-20 Queen Street West                                                                           800, Square Victoria, 22e etage
Toronto, Ontario                                                                                                       C.P. 246, Tour de la Bourse
M5H 3S8                                                                                                                    Montreal, Quebec
                                 H4Z 1G3

Dear Sirs/Mesdames:

Re:	Consolidated Mercantile Incorporated (the “Corporation”)
Notice Pursuant to NI 51-102 of Change of Auditor

In accordance with Section 4.11 of National Instrument 51-102, we have read the Corporation’s Change of Auditor Notice dated November 17, 2008 and agree with the statements contained therein.

Should you require clarification or further information, please do not hesitate to contact the undersigned.

Yours truly,

(Signed) BDO Dunwoody LLP

Chartered Accountants, Licensed Public Accountants

BDO D unwoody LLP is a Limited Liability Partnership registered in Ontario